Oncolytics Biotech® Announces Upcoming Presentations at the American Society of Clinical Oncology Annual Meeting

SAN DIEGO, CA and CALGARY, AB, April 25, 2024 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today announced the acceptance of two abstracts at the 2024 American Society of Clinical Oncology (ASCO) Annual Meeting, which is taking place from May 31 – June 4, 2024, in Chicago, Illinois. Details on the abstracts and poster presentation are shown below.

Title: Phase 1/2 randomized, open-label, multicenter, Simon two-stage study of pelareorep combined with modified FOLFIRINOX +/- atezolizumab in patients with metastatic pancreatic ductal adenocarcinoma.
Presentation Type: Poster
Abstract Number: TPS4203
Session Title: Gastrointestinal Cancer – Gastroesophageal, Pancreatic, and Hepatobiliary
Session Date and Time: June 1, 2024, 1:30 – 4:30 p.m. CT

Title: Pelareorep driven blood TIL expansion in patients with pancreatic, breast and colon cancer.
Presentation Type: Online abstract
Abstract Number: e14625

Abstracts will be published on the ASCO Annual Meeting website at 5:00 p.m. ET on May 23, 2024.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com